SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                                 PROXYMED, INC.
                                (Name of Issuer)

                         COMMON STOCK ($.001 par value)
                         (Title of Class of Securities)

                                    744290305
                                 (CUSIP Number)

                   Elizabeth Coley, General Counsel, CRM, LLC
             520 Madison Ave. New York, NY 10022 Ph# (212) 326-5334
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2004
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744290305               SCHEDULE 13D
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Cramer Rosenthal McGlynn, LLC
     13-3156718
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    132,387 Shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           132,387 Shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     132,387 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.05%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 744290305               SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Edward J. Rosenthal
     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    16,848 Shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           16,848 Shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,848 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 744290305               SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Gerald B. Cramer
     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    134,535 Shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           134,535 Shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     134,535 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.06%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

            This Statement relates to the shares of Common Stock ("Common Stock") of ProxyMed, Inc. (the "Company"), a corporation organized under the laws of the State of Florida. The principal executive offices of the Company are located at 2555 Davie Road, Suite 110, Ft. Lauderdale, Florida 33317-7424.

Item 2.     Identity and Background

            (a) Pursuant to Rule 13-d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Cramer Rosenthal McGlynn, LLC, a Delaware limited liability company ("CRM LLC"), Gerald Cramer, an individual and Edward J. Rosenthal, an individual. CRM LLC, Mr. Cramer and Mr. Rosenthal (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim the existence of a group with any other investors in the Company and do not affirm the existence of a group among the Reporting Persons.

            (b)-(c)

            Cramer Rosenthal McGlynn, LLC

            CRM LLC is a limited liability company that provides investment management services and is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. The majority member of CRM LLC is Cramer Rosenthal McGlynn, Inc. ("CRM Inc."), a New York corporation. The principal business address of CRM LLC is 520 Madison Ave. New York, NY 10022. Its telephone number is (212) 838-3830.

            The name, business address and present principal occupation or employment of each of the executive officers, directors and controlling shareholders of CRM LLC and CRM Inc. is set forth on
            Schedule I annexed hereto which is incorporated herein by reference.

            Gerald B. Cramer

            Mr. Cramer is principally employed as the Chairman of CRM LLC and CRM Inc. The principal business address of Mr. Cramer is 707 Westchester Avenue, White Plains, New York 10604.

            Edward J. Rosenthal

            Mr. Rosenthal is principally employed as Vice Chairman of CRM LLC and Vice Chairman and a director of CRM Inc.The principal business address of Mr. Rosenthal is 707 Westchester Avenue, White Plains, NY 10604.

            (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons and none of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons and none of the persons listed on Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

            (f) Mr. Cramer and Mr. Rosenthal are both citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

            The source of funds for CRM LLC was the personal funds or working capital of the clients to whom CRM, LLC provides discretionary investment management services (the "Advisory Clients". The source of funds for Gerald B. Cramer and Edward J. Rosenthal were personal funds. The personal funds and working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

            The total cost of the reported shares of Common Stock beneficially owned by CRM LLC, including those of its clients is $1,381,104 The cost of the reported shares of Common Stock beneficially owned by Mr. Cramer is $1,509,511 .The cost of the reported securities beneficially owned by Mr. Rosenthal is $185,436.

Item 4. The shares of Common Stock covered by this filing are being held for investment purposes. The Reporting Persons will continue to monitor and evaluate their investment in the Company in light of pertinent factors, including without limitation the following: (a) the Company's business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and
            (c) other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may decide to (i) dispose of some or all of the shares of the Common Stock that they beneficially own or (ii) acquire additional shares of Common Stock or other securities of the Company.

            One of CRM LLC's principals, Gerald B. Cramer, is a former member of the Board of Directors of the Company. The Reporting Persons have no other plans or proposals that relate to or would result in:

            (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

            (ii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

            (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors;

            (iv) any material change in the present capitalization or dividend policy of the Company;

            (v) any other material change in the Company's business or corporate structure;

            (vi) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

            (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

            (ix) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 6,783,493 shares of Common Stock of the Company outstanding, as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2004.

            As investment manager for the Advisory Clients CRM LLC may be deemed to beneficially own the aggregate 132,387 shares held by the Advisory Clients. Such shares represent approximately 1.05% of the outstanding Common Stock of the Company.

            Gerald B. Cramer beneficially owns 134,535 shares of the Company's Common Stock representing approximately 1.06% of the outstanding Common Stock of the Company.

            Edward J. Rosenthal beneficially owns 16,848 shares of the Company's Common Stock representing approximately 0.13% of the outstanding Common Stock of the Company. Mr. Rosenthal holds 9,423 of such shares in a retirement plan.

            (b) By virtue of CRM LLC's position as investment manager for the Advisory Clients, CRM LLC may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by the Advisory Clients. Pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing of this Statement on Schedule 13D shall not be construed as an admission by CRM LLC that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Common Stock held by the Advisory Clients. Each of Gerald B. Cramer and Edward J. Rosenthal possesses the sole power to vote and dispose of the shares of Common Stock reported herein as being beneficially owned by each such individual, respectively.

            (c) CRM, LLC sold on behalf of its advisory clients the following shares of the Company's Common Stock on the open market:

                  Date                      Shares          Average Price
                  ----                      ------          -------------
                  1/23/2004                 16,471             $18.55
                  2/04/2004                  8,800             $18.05
                  2/17/2004                  3,002             $18.89
                  2/18/2004                  5,998             $18.87

            Between December 1, 2004 and December 14, 2004 Mr. Cramer bought 20,000 shares of the Company's Common Stock on the open market for an average price of $7.29

            No transactions were effected by Mr. Rosenthal within the last 60 days.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

                  None.

Item 7.     Material to be Filed as Exhibits

                  None.

                                    SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2005

                                        CRAMER ROSENTHAL MCGLYNN, LLC


                                        By: /s/ Edward Azimi
                                           -------------------------------------
                                        Name:  Edward Azimi
                                        Title: Principal, Director of Operations
                                               CRM, LLC


                                        /s/ Gerald B. Cramer
                                        ----------------------------------------
                                        Gerald B. Cramer


                                        /s/ Edward J. Rosenthal
                                        ----------------------------------------
                                        Edward J. Rosenthal

                                   Schedule I

                        Executive Officers and Directors

                          CRAMER ROSENTHAL MCGLYNN, LLC

The name and present principal occupation or employment of each of the executive officers and directors of CRM LLC is set forth below. The business address of each such person is 520 Madison Ave. New York, NY 10022

Name                              Present Principal Occupation and Employment

Gerald B. Cramer                  Chairman and a Manager

Ronald H. McGlynn                 President and CEO and a Manager

Edward J. Rosenthal               Vice Chairman

Jay B. Abramson                   Executive Vice President and a Manager

Fred M. Filoon                    Senior Vice President

Carlos Leal                       Chief Financial Officer